Exhibit 4.17

March 29, 2005

BY: Facsimile and Overnight Delivery

Minera San Xavier, S.A. de C.V.	Metallica Resources, Inc.
Attn: Mine Manager	Attn.: Fred H. Lightner
Camino Cerro San Pedro	Sr. Vice President and Chief
Km. 3+870, no. 200 C.P. 78440	Operating Officer
Cerro de San Pedro, SLP	12200 E. Briarwood Ave., Ste. 165
Mexico	Centennial, CO 80112

Re: Mining Contract Effective as of December 30, 2003 (the "Mining Contract") between Minera San Xavier, S.A. de C.V. ("MSX") and Washington Group Latin America, Inc. ("WGLA") for the Cerro San Pedro Project (the "Project")

Dear Don and Fred:

The Standby Agreement detailed in our letter dated May 12, 2004, as most recently amended on November 29, 2004 (the "Standby Letter") expired on February 28, 2005. In anticipation of the Standby Letter expiring, Washington Group International, Inc. sent Metallica Resources, Inc. a letter on February 4, 2005 outlining three alternatives for how the parties should proceed. Based on recent conversations with you, WGLA understands that MSX would like to extend the Standby Term (as defined in the Standby Letter) from March 1, 2005 until August 31, 2005 (the "Extended Standby Term") and provide for a future extension (which will also constitute the Extended Standby Term if implemented) under the provisions of the Standby Letter, as herein amended until March 31, 2006. WGLA hereby agrees to such an extension subject to the terms and conditions specified in this letter (the "Revised Standby Letter").

Upon execution of this Revised Standby Letter, MSX shall pay WGLA the actual costs incurred by WGLA during previous Standby Terms for Value Added Taxes and demobilization for the following: one DM45 drill, one superlube truck, one boom truck, one 773 water truck and one 375 backhoe. WGLA estimates these costs to be approximately $251,000 total ($167,000 Value Added Taxes and $84,000 demobilization).

During the Extended Standby Term, WGLA will maintain the equipment and personnel at the Project for a minimum monthly payment of $138,000 plus any Servicio de Plata y Oro S.A. ("SPO") labor costs. In addition, MSX shall reimburse WGLA $526,000 for amounts WGLA has identified as actual depreciation costs incurred by WGLA during 2004 and $309,000 for amounts WGLA has identified as unrecouped costs as per Washington Group International's February 4th letter. MSX may amortize the $526,000 and the $309,000 over the six-month Extended Standby Term beginning March 1, 2005 and concluding August 31, 2005; provided that in the event this Revised Standby Letter or the Mining Contract is terminated at any time for any reason during the Extended Standby Term, MSX shall pay the balance of the unamortized $526,000 and $309,000 in one lump sum payment. (Please refer to Schedule 1).

WGLA shall not bring any additional equipment to the Project during the Extended Standby Term unless authorized to do so by MSX. In the event MSX has not instructed WGLA to commence work under the Mining Contract prior to the end of the Extended Standby Term and the parties have not agreed otherwise, WGLA shall demobilize all its equipment at the end of the Extended Standby Term and shall charge MSX a demobilization charge of $259,000 plus the balance of any Value Added Tax receivables. In addition, either WGLA or MSX may terminate the Mining Contract due to an event of Force Majeure pursuant to the terms of Amendment No. 1 to the Mining Contract attached hereto as Exhibit A.

If MSX notifies WGLA of a full recommencement of work prior to the end of the Extended Standby Term, WGLA shall then commence to remobilize its equipment and personnel to the Project as soon as possible, such remobilization to be substantially complete within ninety (90) days after such notice unless the parties otherwise agree. Equipment specified in the Mining Contract that has been removed by WGLA shall be re-mobilized, if required, for the work by WGLA. WGLA shall bear the remobilization cost. In addition, MSX and WGLA will renegotiate any provisions of the Mining Contract, including but not limited to the Mining Schedule and the Target Pricing provisions.

This letter is intended to amend and supplement the Mining Contract. Except as described in this Revised Standby Letter, all other terms and conditions of the Mining Contract shall continue in full force and effect. Please be advised that by presenting this Revised Standby Letter, WGLA is not waiving any of its other rights or remedies under the Mining Contract at law or in equity.

Please sign where indicated below to confirm your acceptance of this letter and return an original to me.

Sincerely,

/s/ LeRoy E. Wilkes
LeRoy E. Wilkes
President, Mining Business Unit
Washington Group International, Inc.
Attorney-in-Fact, Washington Group
Latin America, Inc.

ACCEPTED AND AGREED
This 30 day of March, 2005.

By: /s/ Richard J. Hall
Name: Richard J. Hall
Title: President and CEO

cc: Ken Kluksdahl
Richard Hall
Curt Cooley
Christy Crase, Esq.

Schedule 1
Payment Schedule (US $) Assuming 6 Month Duration
		Amortized	Amortized	VAT
Month	Base	Fee	Depreciation	Tax	Demob.
March	$138,000	$51,500	$87,666	$167,000	$84,000
April	$138,000	$51,500	$87,666
May	$138,000	$51,500	$87,666
June	$138,000	$51,500	$87,667
July	$138,000	$51,500	$87,667
August	$138,000	$51,500	$87,668	+Remaining	VAT & Demob.

Payment Schedule (US $) Assuming 3 Month Duration
		Amortized	Amortized	VAT
Month	Base	Fee	Depreciation	Tax	Demob.
March	$138,000	$51,500	$87,666	$167,000	$84,000
April	$138,000	$51,500	$87,667
May	$138,000	$51,500	$87,667
June	$0	$154,500	$263,000	+Remaining	VAT & Demob.

Exhibit A
to
March 21, 2005 Revised Standby Letter

Amendment No. 1 to Mining Contract

(See Attached)